Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS

	Six Months
	Ended	Years Ended
	6/30/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004
		(Dollars in Thousands)
Ratio of earnings to fixed charges
Including interest on customer accounts	*	*	1.12	1.11	*	1.01
Excluding interest on customer accounts	*	*	1.66	1.45	*	1.04

Ratio of earnings to fixed charges and preferred dividends
Including interest on customer accounts	*	*	1.12	1.11	*	*
Excluding interest on customer accounts	*	*	1.66	1.45	*	*

Pre-tax (loss) income from continuing operations, as reported	$(9,232)	$(167,668)	$11,755	$6,920	$(10,398)	$391
Fixed charges including interest expense from customer accounts	36,963	85,866	97,587	61,802	38,525	28,439

Pre-tax income (loss) from continuing operations before fixed charges, as reported	$27,731	$(81,802)	$109,342	$68,722	$28,127	$28,830

Pre-tax (loss) income from continuing operations, as reported	$(9,232)	$(167,668)	$11,755	$6,920	$(10,398)	$391
Fixed charges excluding interest expense from customer accounts	7,961	17,461	17,920	15,291	10,610	9,251

Pre-tax (loss) income from continuing operations before fixed charges excluding interest on customer accounts, as reported	$(1,271)	$(150,207)	$29,675	$22,211	$212	$9,642

Fixed charges:
Interest expense from customer accounts	$29,002	$68,405	$79,667	$46,511	$27,915	$19,188
Interest expense from FHLB advances and other borrowings	7,338	16,198	17,100	14,872	10,340	8,935
Interest element of rentals	623	1,263	820	419	270	316

Total fixed charges, including interest expense on customer accounts	36,963	85,866	97,587	61,802	38,525	28,439
Preferred dividends gross-up to pre-tax earnings	3,667	494	—	—	3,668	708

Total fixed charges and dividends, including interest expense on customer accounts	$40,630	$86,360	$97,587	$61,802	$42,193	$29,147

Total fixed charges, excluding interest expense on customer accounts	$7,961	$17,461	$17,920	$15,291	$10,610	$9,251

Total fixed charges and dividends, excluding interest expense on customer accounts	$11,628	$17,955	$17,920	$15,291	$14,278	$9,959

* — Earnings were inadequate for these periods to cover fixed charges and preferred dividends by the following amounts:

Fixed charges in excess of pre-tax income from continuing operations before fixed charges	$9,232	$167,668	NA	NA	$10,398	NA
Fixed charges and preferred dividends in excess of pre-tax income from continuing operations before fixed charges	12,899	168,162	NA	NA	14,066	317